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                                                                   EXHIBIT 99.27

                       TO ALL SAFETY-KLEEN SHAREHOLDERS:

            SOME FACTS ABOUT THE LAIDLAW ENVIRONMENTAL (LLE) OFFER

                       --IS LLE'S STOCK AS GOOD AS CASH?

                                   IT IS NOT

          --LLE CLAIMS IT WILL REALIZE OVER $100 MILLION IN SYNERGIES

                                   IT WILL NOT

                   --LLE CLAIMS IT WANTS TO BUY SAFETY-KLEEN

         THE FACT IS, S-K SHAREHOLDERS COULD OWN THE MAJORITY OF LLE.

  The value of the stock portion of LLE's proposal is dependent on its stock trading above $4.29 per share. As of January 15, the stock traded below the collar price stated in LLE's proposal for five consecutive trading days. In addition, shareholders will not receive $15.00 cash per share. LLE will deduct fees which will reduce the cash portion to $13.83 per share. THE VALUE OF LLE'S OFFER IS UNKNOWN.

  Laidlaw estimates that it will achieve synergies with Safety-Kleen of $100-130 million. We do not believe it can achieve even $50 million of synergies without a significant reduction in services, revenue and profit. LLE'S FAILURE TO ACHIEVE ITS SYNERGY ESTIMATES WILL HAVE A CONSIDERABLE DILUTIVE IMPACT ON EARNINGS.

  Up to 202 million additional shares could be issued in the transaction. CAN THE MARKET ABSORB SUCH A MASSIVE ISSUANCE WITHOUT DRIVING DOWN THE SHARE PRICE AND THE VALUE OF YOUR INVESTMENT? Safety-Kleen shareholders may end up owning more than half of the combined entities and Laidlaw Inc., the parent of LLE, will achieve its objective of deconsolidating Laidlaw Environmental from its balance sheet.

  LAIDLAW ENVIRONMENTAL IS ASKING YOU TO TURN DOWN AN ALL-CASH OFFER OF $27 PER SHARE, IN FAVOR OF AN UNCERTAIN DEAL OF UNKNOWN VALUE.

                             THE CHOICE IS CLEAR.
                                VOTE FOR CASH.

            VOTE THE GOLD-STRIPED PROXY CARD FOR THE PHILIP MERGER.

                            [LOGO OF SAFETY-KLEEN]

                                   IMPORTANT

     IF YOU HAVE QUESTIONS, OR NEED ADDITIONAL INFORMATION, PLEASE CONTACT
                    CHASEMELLON TOLL-FREE AT 888-224-2734.